UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                      RESTATED SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 2)*

                  FIRST CAROLINA INVESTORS, INC.
                        (Name of Issuer)

                          COMMON STOCK
                 (Title of Class of Securities)

                            31942010
                         (CUSIP Number)


                       DAVID P. STEINMANN
      (SECRETARY OF AMERICAN SECURITIES BD CO., GP CORP.)
 122 EAST 42nd STREET, NEW YORK, NEW YORK  10168 (212) 476-8000

          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                       May 26, 1995
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D
CUSIP NO. 31942010

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          AMERICAN SECURITIES BD CO., L.P. (ON BEHALF OF CERTAIN
          CLIENTS)

2.   Check the Appropriate Box if a Member of a Group  (a)  X

          (SEE ITEM # 2)                                __

3.   SEC Use Only
4.   Source of Funds
          AF

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) of 2(e)                      __

6.   Citizenship or Place of Organization
          NEW YORK

7.   Sole Voting Power
          53,746

8.   Shared Voting Power
          -0-

9.   Sole Dispositive Power

          53,746

10.  Shared Dispositive Power
          -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person
          53,746

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares                          __

13.  Percent of Class Represented by Amount in Row (11)
          4.9%

14.  Type of Reporting Person

                          SCHEDULE 13D
CUSIP NO. 31942010

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
          NINA ROSENWALD

2.   Check the Appropriate Box if a Member of a Group  (a)  X
          (SEE ITEM # 2)                               __

3.   SEC Use Only

4.   Source of Funds
          PF

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) of 2(e)                     __

6.   Citizenship or Place of Organization
          UNITED STATES

7.   Sole Voting Power
          6,596

8.   Shared Voting Power
          29,910

9.   Sole Dispositive Power
          6,596

10.  Shared Dispositive Power
          29,910

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person
          36,506

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares                                 __

13.  Percent of Class Represented by Amount in Row (11)
          3.3%

14.  Type of Reporting Person
          IN

                          SCHEDULE 13D
CUSIP NO. 31942010

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
          ELIZABETH R. VARET

2.   Check the Appropriate Box if a Member of a Group  (a)  X
          (SEE ITEM # 2)                               __

3.   SEC Use Only

4.   Source of Funds
          PF

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) of 2(e)                           __

6.   Citizenship or Place of Organization
          UNITED STATES

7.   Sole Voting Power
          4,400

8.   Shared Voting Power
          28,910

9.   Sole Dispositive Power
          4,400

10.  Shared Dispositive Power
          28,910

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person
          33,310

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares                                    __

13.  Percent of Class Represented by Amount in Row (11)
          3.1%

14.  Type of Reporting Person
          IN

                          SCHEDULE 13D
CUSIP NO. 31942010

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
          ALICE R. SIGELMAN

2.   Check the Appropriate Box if a Member of a Group  (a)  X
          (SEE ITEM # 2)                                      __

3.   SEC Use Only

4.   Source of Funds
          PF

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) of 2(e)                           __

6.   Citizenship or Place of Organization
          UNITED STATES

7.   Sole Voting Power
          3,600

8.   Shared Voting Power
          30,782

9.   Sole Dispositive Power
          3,600

10.  Shared Dispositive Power
          30,782

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person
          34,382

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares                                __

13.  Percent of Class Represented by Amount in Row (11)
          3.1%

14.  Type of Reporting Person
          IN

                          SCHEDULE 13D
CUSIP NO. 31942010

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
          LEWIS G. COLE

2.   Check the Appropriate Box if a Member of a Group  (a)  X
          (SEE ITEM # 2)                             __

3.   SEC Use Only

4.   Source of Funds
          PF

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) of 2(e)                 __

6.   Citizenship or Place of Organization
          UNITED STATES

7.   Sole Voting Power
          _____________

8.   Shared Voting Power
          23,080

9.   Sole Dispositive Power
          _____________

10.  Shared Dispositive Power
          23,080

11.  Aggregate Amount Beneficially Owned by Each Reporting
    Person
          23,080

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares                                 __

13.  Percent of Class Represented by Amount in Row (11)
          2.1%

14.  Type of Reporting Person
          IN

                          SCHEDULE 13D
CUSIP NO. 31942010

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
          CHARLES D. KLEIN

2.   Check the Appropriate Box if a Member of a Group  (a)  X
          (SEE ITEM # 2)                            __

3.   SEC Use Only

4.   Source of Funds
          PF

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) of 2(e)                    __

6.   Citizenship or Place of Organization
          UNITED STATES

7.   Sole Voting Power
          1,230

8.   Shared Voting Power
          1,000

9.   Sole Dispositive Power
          1,230

10.  Shared Dispositive Power
          1,000

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person
          2,230

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares                            __

13.  Percent of Class Represented by Amount in Row (11)
          Less than 1/10 of one percent.

14.  Type of Reporting Person
          IN

                          SCHEDULE 13D
CUSIP NO. 31942010

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
          JANE P. KLEIN

2.   Check the Appropriate Box if a Member of a Group  (a)  X
          (SEE ITEM # 2)                                      __

3.   SEC Use Only

4.   Source of Funds
          PF

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) of 2(e)                           __

6.   Citizenship or Place of Organization
          UNITED STATES

7.   Sole Voting Power
          200

8.   Shared Voting Power
          400

9.   Sole Dispositive Power
          200

10.  Shared Dispositive Power
          400

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person
          600

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares                                           __

13.  Percent of Class Represented by Amount in Row (11)
          Less than 1/10 of one percent.

14.  Type of Reporting Person
          IN

                          SCHEDULE 13D
CUSIP NO. 31942010

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
          DAVID P. STEINMANN

2.   Check the Appropriate Box if a Member of a Group  (a)  X
          (SEE ITEM # 2)                                      __

3.   SEC Use Only

4.   Source of Funds
          PF

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) of 2(e)                           __

6.   Citizenship or Place of Organization
          UNITED STATES

7.   Sole Voting Power
          1,230

8.   Shared Voting Power
          1,000

9.   Sole Dispositive Power
          1,230

10.  Shared Dispositive Power
         1,000

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person
          2,230

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares                                           __

13.  Percent of Class Represented by Amount in Row (11)
          .1%

14.  Type of Reporting Person
          IN

                          SCHEDULE 13D
CUSIP NO. 31942010

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
          CATHERINE STEINMANN

2.   Check the Appropriate Box if a Member of a Group  (a)  X
          (SEE ITEM # 2)                                      __

3.   SEC Use Only

4.   Source of Funds
          PF

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) of 2(e)                           __

6.   Citizenship or Place of Organization
          UNITED STATES

7.   Sole Voting Power
          398

8.   Shared Voting Power
          800

9.   Sole Dispositive Power
          398

10.  Shared Dispositive Power
          800

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person
          1,198

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares                                           __

13.  Percent of Class Represented by Amount in Row (11)
          Less than 1/10 of one percent.

14.  Type of Reporting Person
          IN

                          SCHEDULE 13D
CUSIP NO. 31942010

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
          MICHAEL A. VARET

2.   Check the Appropriate Box if a Member of a Group  (a)  X
         (SEE ITEM # 2)                                      __

3.   SEC Use Only

4.   Source of Funds
          PF

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) of 2(e)                           __

6.   Citizenship or Place of Organization
          UNITED STATES

7.   Sole Voting Power
          1,000

8.   Shared Voting Power
          300

9.   Sole Dispositive Power
          1,000

10.  Shared Dispositive Power
          300

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person
          1,300

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares                                           __

13.  Percent of Class Represented by Amount in Row (11)
          Less than 1/10 of one percent.

14.  Type of Reporting Person
          IN

                          SCHEDULE 13D
CUSIP NO. 31942010

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
          WILLIAM ROSENWALD

2.   Check the Appropriate Box if a Member of a Group  (a)  X
          (SEE ITEM # 2)                                      __

3.   SEC Use Only

4.   Source of Funds
          PF

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) of 2(e)                           __
6.   Citizenship or Place of Organization
          UNITED STATES

7.   Sole Voting Power
          -0-

8.   Shared Voting Power
          8,900

9.   Sole Dispositive Power
          -0-

10.  Shared Dispositive Power
          8,900

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person
          8,900

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares                                           __

13.  Percent of Class Represented by Amount in Row (11)
          Less than 1/10 of one percent.

14.  Type of Reporting Person
          IN

                          SCHEDULE 13D
CUSIP NO. 31942010

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
          JESSE L. SIGELMAN

2.   Check the Appropriate Box if a Member of a Group  (a)  X
          (SEE ITEM # 2)                                      __

3.   SEC Use Only

4.   Source of Funds
          PF

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) of 2(e)                           __
6.   Citizenship or Place of Organization
          UNITED STATES

7.   Sole Voting Power
          100

8.   Shared Voting Power
          -0-

9.   Sole Dispositive Power
          100

10.  Shared Dispositive Power
          -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person
          100

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares                                           __

13.  Percent of Class Represented by Amount in Row (11)
          Less than 1/10 of one percent.

14.  Type of Reporting Person
          IN

                          SCHEDULE 13D
CUSIP NO. 31942010

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
          ALEXANDER G. ANAGNOS

2.   Check the Appropriate Box if a Member of a Group  (a)  X
          (SEE ITEM # 2)                                      __

3.   SEC Use Only

4.   Source of Funds
          PF

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) of 2(e)                           __

6.   Citizenship or Place of Organization
          UNITED STATES

7.   Sole Voting Power
          430

8.   Shared Voting Power
          180

9.   Sole Dispositive Power
          430

10.  Shared Dispositive Power
          180

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person
          610

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares                                           __

13.  Percent of Class Represented by Amount in Row (11)
          Less than 1/10 of one percent.

14.  Type of Reporting Person
          IN

                          SCHEDULE 13D
CUSIP NO. 31942010

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
          MELVYN S. KAHAN

2.   Check the Appropriate Box if a Member of a Group  (a)  X
          (SEE ITEM # 2)                                      __

3.   SEC Use Only

4.   Source of Funds
          PF

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) of 2(e)                           __
6.   Citizenship or Place of Organization
          UNITED STATES

7.   Sole Voting Power
          450

8.   Shared Voting Power
          -0-

9.   Sole Dispositive Power
          450

10.  Shared Dispositive Power
          -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person
          450

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares                                           __
13.  Percent of Class Represented by Amount in Row (11)
          Less than 1/10 of one percent.

14.  Type of Reporting Person
          IN

                          SCHEDULE 13D
CUSIP NO. 31942010

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
          WALLACE APTMAN

2.   Check the Appropriate Box if a Member of a Group  (a)  X
          (SEE ITEM # 2)                                      __

3.   SEC Use Only

4.   Source of Funds
          PF

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) of 2(e)                           __
6.   Citizenship or Place of Organization
          UNITED STATES

7.   Sole Voting Power
          450

8.   Shared Voting Power
          -0-

9.   Sole Dispositive Power
          450

10.  Shared Dispositive Power
          -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person
          450

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares                                           __
13.  Percent of Class Represented by Amount in Row (11)
          Less than 1/10 of one percent.

14.  Type of Reporting Person
          IN

Item 1.  Security and Issuer

     This schedule relates to the shares of stock of First
Carolina Investors, Inc. (the "Issuer"), having its principal offices at 500 East Morehead Street, Charlotte, North Carolina
28233.

     This Amendment is being filed to reflect (i) that the holdings of the Reporting Persons (as hereinafter defined) no longer constitute 5% or more of the outstanding shares of Common Stock of the Issuer and (ii) the substitution of American Securities BD CO., L.P., a New York limited partnership, as the successor to American Securities Corporation.

Item 2.  Identity and Background

     This Schedule is being filed by American Securities BD CO., L.P. (a registered broker-dealer), 80 Pine Street, New York, New York 10005, the successor to American Securities Corporation, on behalf of certain clients listed below (collectively, the "Reporting Persons"). These persons include Mr. William Rosenwald and a small group of persons, including members of his family, close business associates and a number of their families, and persons serving as trustees of trusts established by William Rosenwald for the benefit of certain members of Mr. Rosenwald's family; such entities may be deemed to constitute a group.


Name                     Address        Occupation/employment

Nina Rosenwald           24th floor          Investor
(daughter of William     122 East 42nd Street
Rosenwald)               New York, NY

Elizabeth R. Varet       24th floor          Investor
(daughter of William     122 East 42nd Street
Rosenwald)               New York, NY

Alice R. Sigelman        24th floor          Investor
(daughter of William     122 East 42nd Street
Rosenwald)               New York, NY

William Rosenwald        24th floor          Investor
                         122 East 42nd Street
                         New York, NY

David P. Steinmann       24th floor          Administrator of WR
                       122 East 42nd Street  Family Associates
                         New York, NY

Catherine Steinmann      24th floor          Investor
(wife of David P.        122 East 42nd Street
Steinmann)               New York, NY

Charles D. Klein         24th floor          Financial Advisor
                     122 East 42nd Street    with WR Family
                         New York, NY        Associates

Jane P. Klein            24th floor          Investor
(wife of Charles D. Klein)122 East 42nd Street
                         New York, NY

Lewis G. Cole            Stroock & Stroock   Attorney
                         & Lavan
                         7 Hanover Square
                         New York, NY

Alexander G. Anagnos     24th floor          Financial Advisor
                      122 East 42nd Street   with WR Family
                         New York, NY        Associates

Wallace Aptman           24th floor          Accountant with WR
                     122 East 42nd Street    Family Associates
                         New York, NY

Melvyn S. Kahan          24th floor          Employee with WR
                      122 East 42nd Street   Family Associates
                         New York, NY

Michael A. Varet         24th floor          Attorney
(husband of Elizabeth R. 122 East 42nd Street
Varet)                   New York, NY

Dr. Jesse L. Sigelman    24th floor          Physician
(husband of Alice R.     122 East 42nd Street
Sigelman)                New York, NY

     Each of the natural persons listed above (a) has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), (b) has not, during the last five years, been a party to a civil proceeding as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws; and (c) is a citizen of the United States. American Securities BD CO., L.P. is a New York limited partnership.

Item 3.  Source and Amount of Funds or Other Consideration

     Personal funds on hand.

Item 4.  Purpose of Transaction

     The securities of the issuer to which this Schedule relates have been acquired for investment. Additional shares of the class of stock to which this Schedule relates may be purchased from time to time depending upon future market opportunities.

     Although the persons acquiring the securities may develop plans or proposals in the future, such persons have no current plans or proposals which related to or would result in:

     (a) The disposition of additional securities of the issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

     (d) Any change in the present board of directors or management of the issuer including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the issuer;

     (f) Any other material change in the issuer's business or corporate structure;

     (g) Changes in the issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the issuer by any person;

     (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section
12(g) (4) of the Securities Exchange Act of 1934, as amended; or

     (j)  Any action similar to any of these enumerated above.

Item 5.  Interest in Securities of the Issuer

     (a) and (b). The number of shares and percentage of the class of securities identified by Item 1 as beneficially owned by persons referred to in Item 2 is described below:

     Certain customers of American Securities BD CO., L.P. who may be deemed to constitute a group and who are described in
Item 2, beneficially own 53,746 shares or approximately 4.9% of the class as to which each of the group has the sole or shared power to vote or to direct the vote ("voting power") and the sole or shared power to dispose or to direct the disposition of ("dispositive power") each said share.


     The table set forth below indicates the number of shares of common stock of the Company beneficially owned by the persons referred to in Item 2:

               Shs With Sole  Shs With
               Voting &       Shared Voting  Total No.      Total
               Dispositive    & Dispositive  Of Shares      % Of
Name           Power          Power          Owned          Class

Certain customers
of American
Securities BD
CO., L.P.
(inc. those
below)         53,746            -0-         53,746         4.9%

Nina Rosenwald  6,596         29,910 (a)     36,506         3.3%
                                     (c)

Elizabeth R. Varet 4,400      28,910 (a)     33,310 (b)     3.1%
                                     (c)

Alice R. Sigelman 3,600       30,782 (a)     34,382 (b)     3.1%
                                     (c)

Lewis G. Cole     -0-         23,080 (a)     23,080         2.1%
                                     (c)

Charles D. Klein 1,230         1,000          2,230           *

Jane P. Klein     200            400            600 (b)       *

David P. Steinmann   430      11,080         11,510          .1%

Catherine Steinmann   398        800          1,198           *

Michael A. Varet 1,000           300          1,300 (b)       *

William Rosenwald   -0-        8,900          8,900           *

Jesse L. Sigelman   100          -0-            100 (b)       *

Alexander G. Anagnos   430       180 (c)        610           *

Melvyn S. Kahan   450            -0-            450           *

Wallace Aptman    450            -0-            450           *

*  Less than 1/10 of one percent

     Footnotes to Table:

     (a) Includes shares beneficially owned as agent for a group of individuals, including employees of W R
          Family Associates and American Securities BD CO., L.P.

     (b) Includes shares held as custodian for such person's minor child or children.

     (c)  Includes shares held as co-trustee of certain trusts.

     (d) Includes shares held as sole trustee of certain trusts.

     Item 5 (c) The following transactions were made during the past sixty days:

May 12, 1995:  Sale of 726 shares at $27.75 through Bear,
Stearns & Co. Inc. on behalf of William Rosenwald.

May 26, 1995:  Sale of 500 shares at $28.00 through
Bear, Stearns & Co. Inc. on behalf of Nina Rosenwald.

Item 6 Contracts, Arrangements or Understandings with Respect to Securities of the Issuer

     The persons named in Item 2 have no contracts, arrangements, understandings or relationships with respect to the transactions necessitating the filing of this Schedule, except for the family, professional and business relationships set forth in Item 2. Because of the relationships described in
Item 2, such persons may be deemed to constitute a group for purposes of this schedule.

Item 7  Material to be Filed as Exhibits

     None

                             Signature

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                    AMERICAN SECURITIES BD CO., L.P.
                    in its capacity as agent for the
                    Reporting Persons

                    By:  AMERICAN SECURITIES BD CO. GP CORP.,
                         its general partner

                    By:  /s/ David P. Steinmann
                         David P. Steinmann, Secretary